SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                             Target Logistics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   876123 10 0
                                 (CUSIP Number)

Hillel Tendler, Esquire, Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4067
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


-------------------------------------------------                       --------------------------------------------------
CUSIP No.   876123 10 0                                    13D            Page     2     of       5       Pages
          -------------------------------------                                ---------    -------------
-------------------------------------------------                       --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Christopher A. Coppersmith                                    ###-##-####
-----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) |_|
                                                                                          (b) |_|

-----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                                                   |-|
-----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                             1,770,130
          OF
        SHARES
     BENEFICIALLY
        OWNED
          BY
         EACH
      REPORTING
        PERSON
         WITH
                       ------------------------------------------------------------------------------------------------------
                         8        SHARED VOTING POWER
                                           0
                       ------------------------------------------------------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                           1,770,130
                       ------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,770,130
-----------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                                                                   |-|
-----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   18.9%
-----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
-----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

                  This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Target Logistics, Inc. (the "Issuer"), 112 East 25th Street, Baltimore, Maryland 21218.

Item 2.  Identity and Background.

                  (a) The name of the Reporting Person is Christopher A. Coppersmith (the "Reporting Person").

                  (b) The Reporting Person's residence address is 535 Esplanade #302, Redondo Beach, California 90277.

                  (c) The Reporting Person is President of Target Logistic Services, Inc., a wholly-owned subsidiary of the Issuer ("Services") and a director of the Issuer.

                  (d)      No.

                  (e)      No.

                  (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Person acquired 810,000 of the Shares covered by this statement in the merger (the "Merger") of Target Air Freight, Inc., a California corporation owned 90% by the Reporting Person, with and into Services on May 8, 1997. The Reporting Person acquired 960,130 of the Shares covered by this statement on June 7, 1999 as a result of a post-Merger adjustment to the Merger consideration.

Item 4.  Purpose of Transaction.

                  As reported in Item 3, the Shares reported on herein were acquired by the Reporting Person as a result of the Merger.

                  The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

                (a) The  acquisition  by any person of additional  securities of the Issuer,or the disposition of securities of the Issuer;

                (b) An extraordinary  corporate transaction involving the Issuer or any of its subsidiaries;

                (c) A sale or  transfer  of a  material  amount of assets of the
                    Issuer or any of its subsidiaries;

                (d) Any change in the present  board of directors or  management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

                (e) Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

                (f) Any  other  material  change  in the  Issuer's  business  or corporate structure;

                (g) Changes  in the  Issuer's  charter,  bylaws  or  instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                (h) Causing a class of  securities  of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                (j) Any action similar to any of those enumerated above.

                  Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate. In addition, as a member of the Board of Directors of the Issuer, the Reporting Person will participate from time to time, in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Person is the beneficial owner of 1,770,130 Shares, representing 18.9% of the class of securities covered by this statement.

                  (b) The Reporting Person has sole voting and dispositive power with respect to all Shares he beneficially owns.

                  (c) Except as reported in Item 3, none.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Not applicable.

Item 7.  Material to be Filed as Exhibits.

                  Agreement of Merger, dated as of April 17, 1997, by and between the Issuer, Target International Services, Inc. (name subsequently changed to Target Logistic Services, Inc.), Target Air Freight, Inc., and Christopher A. Coppersmith (incorporated by reference to Exhibit 4.4 to the Issuer's Registration Statement on Form S-3, Registration No. 333-30351)


Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 21, 1999




                                              /s/ Christopher A. Coppersmith
                                              ------------------------------
                                              Christopher A. Coppersmith


C69131A.198


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